Exhibit 99.1

Contact Information

Ida Yu

Investor Relations Manager

Tel: 86 (21) 6195 9561

Email: ir@htinns.com

http://ir.htinns.com

China Lodging Group, Limited Reports Third Quarter of 2012 Financial Results

•	Net Revenues increased 42.6% year-over-year for the third quarter of 2012, exceeding the high end of the previously announced guidance by 3%

•	Adjusted EBITDA from operating hotels (non-GAAP)[1] increased 54.3% year-over-year to RMB284.3 million (US$45.2 million) [2] for the third quarter

•

Adjusted net income attributable to China Lodging Group, Limited increased 63.8% year-over-year to RMB103.6 million (US$16.5 million) for the third quarter. Diluted net earnings per ADS[3] for the third quarter were RMB1.55 (US$0.25); adjusted diluted net earnings per ADS (non-GAAP) for the third quarter were RMB1.67 (US$0.27)

•	Excluding franchised Starway hotels, the Company’s RevPAR grew by 1% year-over-year and same-hotel RevPAR grew by 5% year-over-year with 3% increase in ADR for the third quarter

•	The Company had a total of 938 hotels in operation and 375 hotels in pipeline as of September 30, 2012

Shanghai, China, November 5, 2012– China Lodging Group, Limited (NASDAQ: HTHT) (“China Lodging Group” or the “Company”), a leading and fast-growing limited service hotel chain operator in China, today announced its unaudited financial results for the quarter ended September 30, 2012.

[1]

The following non-GAAP financial measures are used in this press release: hotel operating costs excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, selling and marketing expenses excluding share-based compensation expenses, adjusted income/(loss) from operations excluding share-based compensation expenses, adjusted net income/(loss) attributable to China Lodging Group, Limited excluding share-based compensation expenses, adjusted basic and diluted net earnings/(loss) per share and per ADS excluding share-based compensation expenses, EBITDA, adjusted EBITDA from operating hotels excluding pre-opening expenses and share-based compensation expenses, and hotel income. See “Use of Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this release.

[2]

The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.2848 on September 28, 2012 as set forth in the H.10 statistical release of the Federal Reserve Board.

[3]	Each ADS represents four of the Company’s ordinary shares.

Third Quarter 2012 Operational Highlights

•

In the third quarter of 2012, the Company opened 27 new leased (“leased-and-operated”) hotels and 81 new manachised (“franchised-and-managed”) hotels. As of September 30, 2012, the Company had 415 leased hotels, 446 manachised hotels, and 77 franchised hotels in operation in 149 cities. The leased and manachised hotel rooms in operation increased by 31% and 64%, respectively, from a year ago.

•	As of September 30, 2012, the Company had a pipeline of 100 leased hotels and 275 manachised hotels.

•

The occupancy rate for all hotels in operation, excluding franchised Starway hotels, was 97.4% in the third quarter of 2012, compared with 96.7% in the third quarter of 2011, and 97.4% in the previous quarter. The year-over-year slight improvement in occupancy was mainly attributable to a more mature hotel mix.

•

The ADR, or average daily rate, for all hotels, excluding franchised Starway hotels, was RMB183 in the third quarter of 2012, compared with RMB183 in the third quarter of 2011 and RMB181 in the previous quarter. In the third quarter of 2012, the Company achieved an increase of 3% in same-hotel ADR, offsetting the price impact resulted from city mix shift towards lower tier cities. The sequential increase was mainly due to seasonality.

•

RevPAR, or revenue per available room, excluding franchised Starway hotels, was RMB178 in the third quarter of 2012, compared with RMB177 in the third quarter of 2011 and RMB176 in the previous quarter. The year-over-year improvement in RevPAR was a result of a higher occupancy. The sequential increase was mainly due to seasonality.

•	RevPAR for leased hotels increased to RMB183 in the third quarter of 2012, from RMB178 a year ago, mainly due to the increase in occupancy as a result of a mature hotel mix.

•

For all the hotels which had been in operation for at least 18 months, excluding franchised Starway hotels, same-hotel RevPAR was RMB195 for the third quarter of 2012, a 5% increase from RMB186 for the third quarter of 2011, with a 3% increase in ADR and a 2% increase in occupancy.

•

As of September 30, 2012, HanTing Club had more than 8 million members, including individual members, e-members, and corporate members, who contributed more than 80% of room nights sold during the third quarter of 2012. In the third quarter of 2012, 96% of room nights were sold through the Company’s own channels. Only 4% of room nights were sold through agencies.

“In the third quarter, we continued to strengthen our brand portfolio and obtained positive results. Seasons and Starway, our mid-scale hotel brands, provide customers with quality and affordable stay at convenient locations. Hanting Express and Hi Inn, our economy hotel brands, more widely spread across China, provide customers with comfortable stay experience within budget. In addition, we successfully accelerated our manachised hotel network expansion, achieving a record high new opening of 81 this quarter and a new high in pipeline of 275.” commented Mr. Qi Ji, founder, executive Chairman and Chief Executive Officer of China Lodging Group.

Third Quarter of 2012 Financial Results

Total revenues for the third quarter were RMB947.6 million (US$150.8 million), representing an increase of 42.6% year-over-year and 12.0% sequentially. The year-over-year and sequential increase was primarily due to the Company’s continued expansion of its hotel network.

Total revenues from leased hotels for the third quarter of 2012 were RMB846.7 million (US$134.7 million), representing an increase of 39.7% year-over-year and 10.7% sequentially.

Total revenues from manachised and franchised hotels for the third quarter of 2012 were RMB101.0million (US$16.1 million), representing an increase of 72.9% year-over-year and a 23.4% increase sequentially.

Net revenues for the third quarter of 2012 were RMB893.6 million (US$142.2 million), representing an increase of 42.6% year-over-year and 12.0% sequentially. The result was 3% higher than the high end of our previously announced guidance.

Hotel operating costs for the third quarter of 2012 were RMB630.0 million (US$100.2 million), compared to RMB452.6 million (US$71.0 million) for the third quarter of 2011 and RMB580.4 million (US$91.4 million) for the previous quarter, representing a 39.2% and 8.5% increase, respectively. The year-over-year increase in hotel operating costs was mainly driven by the Company’s hotel network expansion. Total hotel operating costs excluding share-based compensation expenses (non-GAAP) were RMB629.0 million (US$100.1 million), representing 70.4% of net revenues, compared to 72.1% for the third quarter in 2011 and 72.6% in the previous quarter. The year-over-year and sequential decrease in percentage was mainly due to an increase in manachised revenue, a more mature leased hotel portfolio and the improvement in same-hotel RevPAR.

Selling and marketing expenses for the third quarter of 2012 were RMB24.3 million (US$3.9 million), compared to RMB24.9 million (US$3.9 million) for the third quarter of 2011 and RMB27.3 million (US$4.3 million) for the previous quarter. Selling and marketing expenses excluding share-based compensation expenses (non-GAAP) were RMB24.0 million (US$3.8 million), or 2.7 % of net revenues, compared to 4.0% for the third quarter in 2011 and 3.4% for the previous quarter. The year-over-year decrease was mainly attributable to an enlarged revenue base and the Company’s cost-saving efforts.

General and administrative expenses for the third quarter of 2012 were RMB55.7 million (US$8.9 million), compared to RMB39.4 million (US$6.2 million) for the third quarter of 2011 and RMB51.8 million (US$8.2 million) for the previous quarter. General and administrative expenses excluding share-based compensation expenses (non-GAAP) were RMB49.3 million (US$7.8 million), representing 5.5% of the net revenues for the third quarter of 2012, compared with 5.6% of the net revenues for the third quarter of 2011 and 6.0% for the previous quarter.

Pre-opening expenses for the third quarter of 2012 were RMB63.2 million (US$10.1 million), representing a year-over-year increase of 17.1% and a sequential increase of 12.4%. The increase in pre-opening expenses was primarily driven by an increase in the number of leased hotels under construction during the period. Pre-opening expenses as a percentage of net revenues decreased to 7.1% in the third quarter of 2012 from 8.6% a year ago due to an enlarged revenue base.

Income from operations for the quarter was RMB120.3 million (US$19.1 million), compared to RMB55.9 million (US$8.8 million) for the third quarter of 2011 and RMB82.4 million (US$13.0 million) for the previous quarter. Excluding share-based compensation expenses, adjusted income from operations (non-GAAP) for the quarter was RMB128.1 million (US$20.4 million), representing 14.3% of net revenues, compared with 9.7% during the third quarter of 2011.

Net income attributable to China Lodging Group, Limited for the third quarter was RMB95.8 million (US$15.2 million), compared to RMB58.2 million (US$9.1 million) for the third quarter of 2011 and RMB70.3 million (US$11.1 million) for the previous quarter. Excluding share-based compensation expenses, adjusted net income attributable to China Lodging Group, Limited (non-GAAP) for the third quarter of 2012 was RMB103.6 million (US$16.5 million), compared to RMB63.2 million (US$9.9 million) for the third quarter of 2011 and RMB75.0 million (US$11.8 million) for the previous quarter. The year-over-year increase of 63.8% in adjusted net income was primarily due to the expansion of the Company’s hotel network and the improvement in operating margin.

Basic and diluted net earnings per share/ADS. For the third quarter of 2012, basic net earnings per share and diluted net earnings per share were RMB0.39 (US$0.06); basic net earnings per ADS were RMB 1.57(US$0.25) and diluted net earnings per ADS were RMB1.55 (US$0.25). Excluding share-based compensation expenses, adjusted basic net earnings per share (non-GAAP) were RMB0.43 (US$0.07) and adjusted diluted net earnings per share (non-GAAP) were RMB0.42 (US$0.07), and adjusted basic net earnings per ADS (non-GAAP) were RMB 1.70 (US$0.27) and adjusted diluted net earnings per ADS (non-GAAP) were RMB1.67 (US$0.27).

EBITDA (non-GAAP) for the third quarter of 2012 was RMB213.3 million (US$33.9 million), compared to RMB125.1 million (US$19.6 million) for the third quarter of 2011 and RMB169.3 million (US$26.7 million) for the previous quarter. Adjusted EBITDA from operating hotels (non-GAAP) for the third quarter of 2012 was RMB284.3 million (US$45.2 million), representing an increase of 54.3% from the third quarter of 2011 and an increase of 23.5% from the previous quarter.

Hotel income (non-GAAP), defined as the difference between net revenues and hotel operating costs, was RMB263.6 million (US$41.9 million) for the third quarter of 2012, compared with RMB174.1 million (US$27.3 million) for the third quarter of 2011 and RMB217.8 million (US$34.3 million) for the previous quarter. The year-over-year increase of hotel income (non-GAAP) was mainly attributable to the enlarged manachised hotel network and the increased number of mature leased hotels in the Company’s portfolio. For leased hotels in operation for at least six months, hotel income (non-GAAP) was RMB198.8 million (US$31.6 million) for the third quarter of 2012, or 27% of net revenues derived from those hotels. Leased hotels in operation for less than six months, which accounted for 12% of leased room nights available for sale for the third quarter of 2012, derived a hotel loss (non-GAAP) of RMB12.7 million (US$2.0 million), or 20% of net revenues derived from those hotels for this quarter, mainly due to lower revenue achieved by those hotels during their ramp-up stage. For manachised and franchised hotels, hotel income (non-GAAP) was RMB77.5 million (US$12.3 million), or 82% of net revenues derived from those hotels.

Cash flow. Net cash provided by operating activities for the third quarter of 2012 was RMB242.8 million (US$38.6 million). Cash spent on the purchase of property and equipment, purchase of intangible assets, long-term investment and acquisitions, which was part of investing cash flow, was RMB281.8 million (US$44.8 million).

Cash and cash equivalents and restricted cash. As of September 30, 2012, the Company had a total balance of cash and cash equivalents and restricted cash of RMB527.2 million (US$83.9 million).

In September 2012, China Lodging Group entered into a credit facility with China Merchant Bank under which the Company can draw down up to RMB300 million by October 2015, increasing the total bank credit facility available to the Company to RMB799 million.

Guidance for Fourth Quarter of 2012

“By the end of 2012, our company will have approximately 1,000 hotels under four brands. We expect the new opening of manachised hotel for 2012 to exceed 200. Looking ahead, we expect to open 100 to 110 leased hotels and 230 to 270 manachised hotels in 2013, including conversion from franchised Starway hotels. ” commented Mr. Ji.

The Company expects to achieve net revenues in the range of RMB825 to 840 million in the fourth quarter of 2012, representing a 27% to 29% growth year-over-year. For the full year of 2012, the Company expects to achieve the high end of its previously announced guidance of 41% net revenue growth.

The above forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

China Lodging Group’s management will host a conference call at 8 p.m. EST, Monday, November 5, 2012 (or 9 a.m. on Tuesday, November 6, 2012 in the Shanghai/Hong Kong time zone) following the announcement. To participate in the event by telephone, please dial +1 (855) 500 8701 (for callers in the US), +86 400 120 0654 (for callers in China Mainland), +852 3051 2745 (for callers in Hong Kong) or +65 6723 9385 (for callers outside of the US, China Mainland, and Hong Kong) and entering pass code 3991 0545. Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available after the conclusion of the conference call through November 12, 2012. Please dial +1 (855) 452 5696 (for callers in the US) or +61 2 8199 0299 (for callers outside the US) and entering pass code 3991 0545.

The conference call will also be webcast live over the Internet and can be accessed by all interested parties at the Company’s Web site, http://ir.htinns.com.

Use of Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. GAAP, the Company uses the following non-GAAP financial measures as defined by the Securities and Exchange Commission: hotel operating costs excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, selling and marketing expenses excluding share-based compensation expenses, adjusted income/(loss) from operations excluding share-based compensation expenses, adjusted net income/(loss) attributable to China Lodging Group, Limited excluding share-based compensation expenses, adjusted basic and diluted net earnings/(loss) per share and per ADS excluding share-based compensation expenses, EBITDA, adjusted EBITDA from operating hotels excluding pre-opening expenses and share-based compensation expenses, and hotel income. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding share-based compensation expenses that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in the Company’s business. The Company compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company also believes that EBITDA is a useful financial metric to assess its operating and financial performance before the impact of investing and financing transactions and income taxes. Given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense comprises a significant portion of its cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of its financial performance. The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA from operating hotels, which is defined as EBITDA before pre-opening expenses and share-based compensation expenses, to assess operating results of the hotels in operation. The Company believes that the exclusion of pre-opening expenses, a portion of which is non-cash rental expenses, and share-based compensation expenses helps facilitate year-on-year comparison of its results of operations as the number of hotels in the development stage may vary significantly from year to year and provides a proxy for the cash generation capability of the hotels in operation at their current level of maturity. Therefore, the Company believes adjusted EBITDA from operating hotels more closely reflects the performance capability of hotels currently in operation. The Company’s calculation of EBITDA and adjusted EBITDA from operating hotels does not deduct interest income or foreign exchange gain or loss. The presentation of EBITDA and adjusted EBITDA from operating hotels should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains it considers to be outside the ordinary course of its business.

The use of EBITDA and adjusted EBITDA from operating hotels has certain limitations. Depreciation and amortization expense for various long-term assets, income tax and interest expense have been and will be incurred and are not reflected in the presentation of EBITDA. Pre-opening expenses and share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA from operating hotels. Each of these items should also be considered in the overall evaluation of the Company’s results. Additionally, EBITDA or adjusted EBITDA from operating hotels does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. The Company compensates for these limitations by providing the relevant disclosure of its depreciation and amortization, interest expense, income tax expense, capital expenditures pre-opening expenses, share-based compensation expenses and other relevant items both in its reconciliations to the U.S. GAAP financial measures and in its consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA from operating hotels are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA from operating hotels is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance of the Company, investors should not consider this data in isolation or as a substitute for the Company’s net income/(loss), operating income/(loss) or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA or adjusted EBITDA from operating hotels may not be comparable to EBITDA or adjusted EBITDA from operating hotels or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA or adjusted EBITDA from operating hotels in the same manner as the Company does.

Reconciliations of the Company’s non-GAAP financial measures, including EBITDA, adjusted EBITDA from operating hotels and hotel income, to consolidated statement of operations information are included at the end of this release.

About China Lodging Group, Limited

China Lodging Group, Limited is a leading and fast-growing limited service hotel chain operator in China with leased, manachised and franchised models. Under the leased model, the Company directly operates hotels typically located on leased properties. Under the manachised model, the Company manages franchised hotels and collects management fees from franchisees. Under the franchised model, the Company licenses its brand name to, and collects license fees from, franchisees, but does not directly manage the franchisees’ hotels. China Lodging Group provides business and leisure travelers with high-quality, and conveniently-located hotels. As of September 30, 2012, the Company had 938 hotels in 149 cities across China.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties, including statements regarding the Company’s capital needs, business strategy and growth expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company’s forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the anticipated growth strategies of the Company, the future results of operations and financial condition of the Company, the economic conditions of China, the regulatory environment in China, the Company’s ability to attract customers and leverage its brand, the Company’s expected successful consolidation and integration of Starway hotels with its existing operations; trends and competition in the lodging industry, the expected growth of the lodging market in China and other factors and risks outlined in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F and other filings. These factors may cause the Company’s actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. This release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does the Company purport it to be complete. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.

—Financial Tables and Operational Data Follow—

China Lodging Group, Limited

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2011	September 30, 2012
	RMB	RMB	US$
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	781,601	465,695	74,099
Restricted cash	1,500	61,455	9,778
Accounts receivable, net	37,416	48,125	7,657
Prepaid rent	228,087	278,276	44,278
Inventories	31,232	32,980	5,248
Other current assets	53,862	63,886	10,166
Deferred tax assets	40,119	40,119	6,383

Total current assets	1,173,817	990,536	157,609

Property and equipment, net	2,095,794	2,670,518	424,917
Intangible assets, net	69,779	117,881	18,756
Long term investment	—	28,129	4,476
Goodwill	42,536	42,689	6,792
Other assets	102,056	126,508	20,129
Deferred tax assets	40,968	40,968	6,519

Total assets	3,524,950	4,017,229	639,198

Liabilities and equity
Current liabilities:
Long-term debt, current portion	—	240	38
Accounts payable	417,605	502,034	79,881
Amount due to related parties	1,030	1,168	186
Salary and welfare payable	80,266	60,069	9,558
Deferred revenue	138,148	183,703	29,230
Accrued expenses and other current liabilities	142,146	176,318	28,054
Income tax payable	14,148	2,474	394

Total current liabilities	793,343	926,006	147,341

Long-term debt	—	640	102
Deferred rent	329,774	434,520	69,138
Deferred revenue	71,698	93,504	14,878
Other long-term liabilities	61,574	85,129	13,545
Deferred tax liabilities	12,677	12,677	2,017

Total liabilities	1,269,066	1,552,476	247,021

Equity
Ordinary shares	179	180	29
Additional paid-in capital	2,199,954	2,234,254	355,501
Retained earnings	85,127	241,822	38,477
Accumulated other comprehensive loss	(39,166)	(37,648)	(5,990)

Total China Lodging Group, Limited equity	2,246,094	2,438,608	388,017
Noncontrolling interest	9,790	26,145	4,160

Total equity	2,255,884	2,464,753	392,177

Total liabilities and equity	3,524,950	4,017,229	639,198

China Lodging Group, Limited

Unaudited Condensed Consolidated Statements of Operations

	Quarter Ended
	September 30, 2011	June 30, 2012	September 30, 2012
	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
Revenues:
Leased hotels	606,073	764,633	846,687	134,720
Manachised and franchised hotels	58,406	81,782	100,955	16,063

Total revenues	664,479	846,415	947,642	150,783
Less: business tax and related surcharges	(37,793)	(48,181)	(54,005)	(8,593)

Net revenues	626,686	798,234	893,637	142,190

Operating costs and expenses:
Hotel operating costs:
Rents	(172,617)	(219,265)	(235,729)	(37,508)
Utilities	(37,948)	(39,532)	(53,340)	(8,487)
Personnel costs	(92,371)	(127,652)	(128,840)	(20,500)
Depreciation and amortization	(57,739)	(80,566)	(88,500)	(14,082)
Consumables, food and beverage	(63,041)	(81,904)	(89,519)	(14,244)
Others	(28,863)	(31,517)	(34,097)	(5,425)

Total hotel operating costs	(452,579)	(580,436)	(630,025)	(100,246)
Selling and marketing expenses	(24,857)	(27,327)	(24,316)	(3,869)
General and administrative expenses	(39,359)	(51,798)	(55,734)	(8,868)
Pre-opening expenses	(54,015)	(56,269)	(63,230)	(10,061)

Total operating costs and expenses	(570,810)	(715,830)	(773,305)	(123,044)

Income from operations	55,876	82,404	120,332	19,146
Interest income	4,490	4,210	3,932	626
Interest expenses	(213)	(209)	(200)	(32)
Other income	427	1,082	377	60
Foreign exchange gain (loss)	5,770	(1,463)	(248)	(39)

Income before income tax	66,350	86,024	124,193	19,761
Income tax expense	(7,174)	(15,536)	(26,289)	(4,183)

Net income	59,176	70,488	97,904	15,578
Net income attributable to noncontrolling interests	(999)	(157)	(2,112)	(336)

Net income attributable to China Lodging Group, Limited	58,177	70,331	95,792	15,242

Net earnings per share
— Basic	0.24	0.29	0.39	0.06
— Diluted	0.24	0.29	0.39	0.06

Net earnings per ADS
— Basic	0.96	1.16	1.57	0.25
— Diluted	0.94	1.14	1.55	0.25

Weighted average ordinary shares outstanding
— Basic	242,264	242,894	243,282	243,282
— Diluted	246,272	245,900	247,620	247,620

Other comprehensive income/(loss), net of tax
Foreign currency translation adjustments	(6,016)	1,162	126	20

Comprehensive income	53,160	71,650	98,030	15,598
Comprehensive income attributable to the noncontrolling interest	(999)	(157)	(2,112)	(336)

Comprehensive income attributable to China Lodging Group, Limited	52,161	71,493	95,918	15,262

China Lodging Group, Limited

Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended
	September 30, 2011	June 30, 2012	September 30, 2012
	RMB	RMB	RMB	US$
	(in thousands)
Operating activities:
Net income	59,176	70,488	97,904	15,578
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	5,046	4,657	7,789	1,239
Depreciation and amortization	59,583	83,238	90,991	14,478
Bad debt expenses	(92)	251	618	98
Deferred rent	25,548	34,948	46,155	7,344
Impairment loss	—	800	—	—
Excess tax benefit from share-based compensation	—	(292)	(2,865)	(456)
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(1,817)	(7,151)	2,129	339
Prepaid rent	(25,596)	(25,228)	(21,382)	(3,402)
Inventories	(4,637)	(4,095)	(1,198)	(191)
Other current assets	(867)	(14,227)	926	147
Other assets	(12,713)	(11,732)	(7,705)	(1,226)
Accounts payable	4,255	(381)	(1,775)	(282)
Amount due to related parties	217	(92)	(249)	(40)
Salary and welfare payables	(12,156)	26,008	(28,811)	(4,584)
Deferred revenue	26,212	22,097	27,299	4,344
Accrued expenses and other current liabilities	1,082	(6,973)	14,927	2,375
Income tax payable and receivable	(4,052)	(2,791)	8,621	1,372
Other long-term liabilities	4,813	11,038	9,448	1,503

Net cash provided by operating activities	124,002	180,563	242,822	38,636

Investing activities:
Purchase of property and equipment	(222,267)	(205,995)	(278,226)	(44,270)
Purchases of intangibles	(563)	(855)	(527)	(84)
Acquisitions, net of cash received	(3,740)	(21,895)	(3,040)	(484)
Payment to acquire investment	—	(28,129)	—	—
Purchase of short term investment	(30,000)	—	—	—
Decrease (increase) in restricted cash	(1,724)	(460)	(46,500)	(7,399)

Net cash used in investing activities	(258,294)	(257,334)	(328,293)	(52,237)

Financing activities:
Net proceeds from issuance of ordinary shares upon exercise of option	918	2,714	7,770	1,236
Proceeds from long-term bank loans	—	1,000	—	—
Repayment of long term debt	—	(30)	(90)	(14)
Funds advanced from noncontrolling shareholders	2,000	—	—	—
Repayment of funds advanced from noncontrolling interest holders	(252)	(575)	(674)	(107)
Contribution from noncontrolling interest holders	234	—	210	33
Dividend paid to noncontrolling interest holders	(192)	(2,331)	(183)	(29)
Excess tax benefit from share-based compensation	—	292	2,865	456

Net cash provided by financing activities	2,708	1,070	9,898	1,575

Effect of exchange rate changes on cash and cash equivalents	(6,016)	1,162	125	22
Net increase (decrease) in cash and cash equivalents	(137,600)	(74,539)	(75,448)	(12,004)
Cash and cash equivalents, beginning of period	974,701	615,682	541,143	86,103

Cash and cash equivalents, end of period	837,101	541,143	465,695	74,099

China Lodging Group, Limited

Unaudited reconciliation of GAAP and Non-GAAP Results

	Quarter Ended September 30, 2012
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	630,025	70.5%	1,029	0.1%	628,996	70.4%
Selling and marketing expenses	24,316	2.7%	289	0.0%	24,027	2.7%
General and administrative expenses	55,734	6.2%	6,471	0.7%	49,263	5.5%
Pre-opening expenses	63,230	7.1%	—	0.0%	63,230	7.1%

Total operating costs and expenses	773,305	86.5%	7,789	0.8%	765,516	85.7%

Income from operations	120,332	13.5%	7,789	0.8%	128,121	14.3%

	Quarter Ended September 30, 2012
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$		US$		US$
	(in thousands)

Hotel operating costs	100,246	70.5%	164	0.1%	100,082	70.4%
Selling and marketing expenses	3,869	2.7%	46	0.0%	3,823	2.7%
General and administrative expenses	8,868	6.2%	1,030	0.7%	7,838	5.5%
Pre-opening expenses	10,061	7.1%	—	0.0%	10,061	7.1%

Total operating costs and expenses	123,044	86.5%	1,240	0.8%	121,804	85.7%

Income from operations	19,146	13.5%	1,240	0.8%	20,386	14.3%

	Quarter Ended June 30, 2012
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	580,436	72.7%	629	0.1%	579,807	72.6%
Selling and marketing expenses	27,327	3.4%	309	0.0%	27,018	3.4%
General and administrative expenses	51,798	6.5%	3,719	0.5%	48,079	6.0%
Pre-opening expenses	56,269	7.0%	—	0.0%	56,269	7.0%

Total operating costs and expenses	715,830	89.6%	4,657	0.6%	711,173	89.0%

Income/(Loss) from operations	82,404	10.4%	4,657	0.6%	87,061	11.0%

	Quarter Ended September 30, 2011
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	452,579	72.2%	549	0.1%	452,030	72.1%
Selling and marketing expenses	24,857	4.0%	216	0.0%	24,641	4.0%
General and administrative expenses	39,359	6.3%	4,281	0.7%	35,078	5.6%
Pre-opening expenses	54,015	8.6%	—	0.0%	54,015	8.6%

Total operating costs and expenses	570,810	91.1%	5,046	0.8%	565,764	90.3%

Income from operations	55,876	8.9%	5,046	0.8%	60,922	9.7%

China Lodging Group, Limited

Unaudited reconciliation of GAAP and Non-GAAP Results

	Quarter Ended
	September 30, 2011	June 30, 2012	September 30, 2012
	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)

Net income attributable to China Lodging Group, Limited (GAAP)	58,177	70,331	95,792	15,242
Share-based compensation expenses	5,047	4,657	7,789	1,240

Adjusted net income attributable to China Lodging Group, Limited (non-GAAP)	63,224	74,988	103,581	16,482

Net earnings per share (GAAP)
— Basic	0.24	0.29	0.39	0.06
— Diluted	0.24	0.29	0.39	0.06

Net earnings per ADS (GAAP)
— Basic	0.96	1.16	1.57	0.25
— Diluted	0.94	1.14	1.55	0.25

Adjusted net earnings per share (non-GAAP)
— Basic	0.26	0.31	0.43	0.07
— Diluted	0.26	0.30	0.42	0.07

Adjusted net earnings per ADS (non-GAAP)
— Basic	1.04	1.23	1.70	0.27
— Diluted	1.03	1.22	1.67	0.27

Weighted average ordinary shares outstanding
— Basic	242,264	242,894	243,282	243,282
— Diluted	246,272	245,900	247,620	247,620

	Quarter Ended
	September 30, 2011	June 30, 2012	September 30, 2012
	RMB	RMB	RMB	US$
	(in thousands)

Net income attributable to China Lodging Group, Limited (GAAP)	58,177	70,331	95,792	15,242
Interest expenses	213	209	200	32
Income tax expense	7,174	15,536	26,289	4,183
Depreciation and amortization	59,583	83,238	90,991	14,478

EBITDA (non-GAAP)	125,147	169,314	213,272	33,935
Pre-opening expenses	54,015	56,269	63,230	10,061
Share-based Compensation	5,047	4,657	7,789	1,240

Adjusted EBITDA from operating hotels (non-GAAP)	184,209	230,240	284,291	45,236

	Quarter Ended
	September 30, 2011	June 30, 2012	September 30, 2012
	RMB	RMB	RMB	US$
	(in thousands)

Net revenues (GAAP)	626,686	798,234	893,637	142,190
Less: Hotel operating costs	(452,579)	(580,436)	(630,025)	(100,246)

Hotel income (non-GAAP)	174,107	217,798	263,612	41,944

China Lodging Group, Limited

Operating Data

	As of
	September 30,	June 30,	September 30,
	2011	2012	2012
Total hotels in operation:	580	863	938
Leased hotels	314	388	415
Manachised hotels	266	365	446
Franchised hotels*	—	110	77
Total hotel rooms in operation	65,524	95,573	103,322
Leased hotels	37,229	46,083	48,857
Manachised hotels	28,295	38,045	46,296
Franchised hotels*	—	11,445	8,169
Number of cities	92	131	149

*	refers to franchised Starway hotels

Hotel breakdown by brand	As of
	September 30,	June 30,	September 30,
	2011	2012	2012
Total hotels in operation:	580	863	938
Seasons Hotel	20	27	26
Hanting Express Hotel	534	696	795
Hi Inn	26	30	35
Starway Hotel	—	110	82

	For the quarter ended
	September 30,	June 30,	September 30,
	2011	2012	2012
Occupancy rate (as a percentage)
Leased hotels	95%	97%	97%
Manachised hotels	99%	98%	98%
Blended	97%	97%	97%
Average daily room rate (in RMB)
Leased hotels	187	187	188
Manachised hotels	178	175	177
Blended	183	181	183
RevPAR (in RMB)
Leased hotels	178	181	183
Manachised hotels	175	171	173
Blended	177	176	178

Like-for-like performance for leased and manachised hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	September 30,
	2011	2012
Total	464	464
Leased hotels	257	257
Manachised hotels	207	207
Total	54,175	54,175
Leased hotels	32,056	32,056
Manachised hotels	22,119	22,119
Occupancy rate (as a percentage)	100%	102%
Average daily rate (in RMB)	186	192
RevPAR (in RMB)	186	195